FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Unaudited Consolidated Financial Statements as of March 31, 2006 and December 31, 2005 and for the three-month periods ended March 31, 2006 and 2005.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 1

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2006

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of March 31, 2006 and December 31, 2005 and for the three-month periods ended March 31, 2006 and 2005

$ : Argentine peso

US$ : US dollar

$3.082 = US$1 as of March 31, 2006

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of March 31, 2006 and December 31, 2005

(In millions of Argentine pesos - see Note 3.c)

	As of March 31, 2006	As of December 31, 2005
	(unaudited)
ASSETS
Current Assets
Cash and banks	$59	$46
Investments, net	1,023	604
Accounts receivable, net	691	705
Other receivables	109	86
Inventories, net	150	104
Other assets	7	5

Total current assets	2,039	1,550

Non-Current Assets
Other receivables, net	288	269
Investments	2	2
Fixed assets, net	5,801	5,959
Intangible assets, net	772	764
Other assets	21	21

Total non-current assets	6,884	7,015

TOTAL ASSETS	$8,923	$8,565

LIABILITIES
Current Liabilities
Accounts payable	$1,017	$834
Debt	1,205	905
Salaries and social security payable	108	104
Taxes payable	189	224
Other liabilities	36	31
Contingencies	117	110

Total current liabilities	2,672	2,208

Non-Current Liabilities
Debt	3,896	3,996
Salaries and social security payable	30	30
Taxes payable	59	92
Other liabilities	79	78
Contingencies	265	247

Total non-current liabilities	4,329	4,443

TOTAL LIABILITIES	$7,001	$6,651

Minority interest	892	886
SHAREHOLDERS’ EQUITY	$1,030	$1,028

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$8,923	$8,565

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Carlos Cristianci
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the three-month periods ended March 31, 2006 and 2005

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	Three-month periods ended March 31,
	2006	2005
Net sales	$1,612	$1,237
Cost of services	(987)	(800)

Gross profit	625	437
General and administrative expenses	(64)	(53)
Selling expenses	(367)	(243)

Operating income	194	141
Equity gain from related companies	6	7
Financial results, net	(182)	175
Other expenses, net	(43)	(37)
Loss on debt restructuring	—	(8)

Net (loss) income before income tax and minority interest	(25)	278
Income tax benefit, net	32	1
Minority interest	(6)	(127)

Net income	$1	$152

Net (loss) income per ordinary share	(0.74)	13.84

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Carlos Cristianci
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2006 and 2005

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated results
	Capital Stock		Inflation adjustment to capital stock	Share issue premiuns (1)	Total	Legal reserve	Foreign currency translation adjustments	Retained earnings/ (Accumulated deficit)	Total	Total Shareholders’ equity
Concept	Common stock	Preferred shares
Balances as of January 1, 2005.	53	25	125	896	1,099	162	13	(977)	(651)	257
Net income	—	—	—	—	—	—	—	152	152	152

Balances as of March 31, 2005	53	25	125	896	1,099	162	13	(825)	(650)	$449

Balances as of January 1, 2006	$53	25	125	896	1,099	162	17	(250)	(71)	$1,028
Adjustments resulting from translation of financial statements of foreign subsidiaries							1	—	1	1
Net income	—	—	—	—	—	—	—	1	1	1

Balances as of March 31, 2006	$53	25	125	896	1,099	162	18	(249)	(69)	$1,030

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Carlos Cristianci
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

	For the three-month periods ended March 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1	$152
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	29	10
Depreciation of fixed assets	338	353
Amortization of intangible assets	11	13
Equity gain from related companies	(6)	(7)
Consumption of materials	11	13
Fixed assets disposal	1	—
Provision for commissions	27	7
Provision for contingencies	28	32
Holdings results on inventories	2	6
Interest and other financial results on loans	215	(313)
Loss on debt restructuring	—	8
Income tax	(43)	(1)
Minority interest	6	127
Net increase in assets	(83)	(14)
Net increase in liabilities	103	56

Total cash flows provided by operating activities	640	442

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(169)	(97)
Intangible asset acquisitions	(1)	(9)
Proceeds for the sale of equity investments	—	13
Decrease in investments not considered as cash and cash equivalents	46	642

Total cash flows provided by (used in) investing activities	(124)	549

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	30	—
Payment of debt	(40)	(25)
Payment of interest and debt-related expenses	(34)	(8)

Total cash flows used in financing activities	(44)	(33)

INCREASE IN CASH AND CASH EQUIVALENTS	472	958
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	610	2,950

CASH AND CASH EQUIVALENTS AT PERIOD END	$1,082	$3,908

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Carlos Cristianci
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina or Telecom”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of March 31, 2006

As of March 31, 2006, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and
Internet	access.

As of March 31, 2006, the Telecom Argentina’s subsidiaries have been granted the following licenses:

•	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities; and

•	Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. In December 2004, the Argentine Government enacted Law No. 25,972 pursuant to which this term was extended through December 31, 2005. In January 2006, the Argentine Government enacted Law No. 26,077 pursuant to which this term was extended through December 31, 2006.

In May 2004, Telecom Argentina signed a Letter of Understanding with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to conclude before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Telecom Argentina has fulfilled its commitments; however, at the due date of the Letter, the Argentine Government has not made a specific offer with regard to the renegotiation of the tariffs.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(d) New Letter of Understanding with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) (Renegotiation and Analysis of Contracts of Public Services Division)

On March 6, 2006, the Telecom Argentina signed a Letter of Understanding with the UNIREN on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter shall constitute the necessary background for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (Minutes of Agreement of the Renegotiation of the Transfer Agreement) approved by Decree No. 2,332/90, as stated in Section 9 of Law No. 25,561.

The main terms and conditions of the Letter of Understanding include:

•	The technical supervising offices (CNC and UNIREN) have determined that Telecom Argentina satisfactorily complied with most requirements contemplated in the Transfer Agreement and by the regulatory framework; and those requirements not fulfilled had been dealt with through sanctions. Some matters relating to the Telecom Argentina’s usual and regular activities as a Licensee remain pending and shall be determined by June 30, 2006;

•	Telecom Argentina’s commitment to invest in the technological development and updating of its net;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•	The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications companies that shall take part in the process;

•	The Telecom Argentina’s commitment and the commitment of its indirect stockholders Telecom Italia S.p.A. and W de Argentina Inversiones SL, to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and to the License granted to Telecom Argentina by Decree No. 2,347/90, after 30 days from the end of the public hearing which shall be convened to deal with the Letter of Understanding have elapsed, and to discontinue said claims, appeals and petitions after the Minutes of Agreement of the Renegotiation have been ratified;

•	An adjustment shall be made to increase the ending termination charge of international incoming calls to a local area to be equivalent to international values, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter of Understanding will be subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions shall form the foundation for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes.

(e) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance -in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network-, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than six years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after five years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU Fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU Fund. As of March 31, 2006, this provision amounted to $68. Personal, as well as the other cellular providers, is currently awaiting the establishment of the SU Fund as well as the guidelines to effect the contributions.

In May 2005, the SC issued Resolution No. 99/05, implemented by CNC Resolution No. 2,356/05, which prohibits billing and collecting the SU amount. The Resolution also instructs the CNC to (i) notify service providers to reimburse to customers any SU amounts improperly charged through billing and (ii) discontinue such practice immediately. Personal filed an injunction against these resolutions.

In October 2005, the SC issued Resolution No. 301/05 which:

a)	rejected the claims filed by Personal and the other cellular operators.

b)	nullified CNC Resolution No. 2,356/05; and

c)	instructed the CNC to order cellular providers to discontinue charging SU Fund amounts to customers and demanded reimbursement.

On October 25, 2005, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;

b)	reimburse all collected SU amounts within 15 working days, plus interest (applying the same rate used for overdue invoices from customers);

c)	identify the reimbursed amounts in the invoices; and

d)	file within 40 working days following the period stated in b) above certain information to the regulatory authority for the verification of the reimbursements.

Resolution Nos. 99/05 and 2,356/05 were appealed. However, considering the situation, management decided to reimburse the SU amounts billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal will reimburse the SU amounts as mandated by the resolutions, it will not surrender any of its rights to consider the resolutions as illegitimate and without merit.

On November 16, 2005, Personal filed a request with the CNC for the extension of the reimbursement period. Such extension was granted for 30 working days on January 25, 2006.

In January 2006, Personal began reimbursing its active post-paid customers all previously billed SU amounts plus interest (an amount of $15), and is in the process of reimbursing the SU amounts billed to its former and inactive post-paid customers (an amount of $10).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements

(a) Basis of presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), which establishes new accounting and disclosure standards under Argentine GAAP. These standards are effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

“Impairment of Long-lived Assets”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Under the old accounting standard, the Telecom Group periodically evaluated the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset was considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value was determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new accounting standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The Telecom Group has evaluated the effect of the adoption of this new accounting standard and determined that it has no impact in its long-lived assets valuation.

“Disclosure of Foreign Currency Translation Adjustments”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which required disclosure of the adjustments resulting from foreign currency translation as a component of equity. Under the old accounting standard, foreign currency translation adjustments were accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amounted to $31 as of December 31, 2005.

(b) Basis of consolidation

These unaudited consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

3. Preparation of financial statements (continued)

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of March 31, 2006 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%

Wireless	Personal	99.99%
	Nucleo	67.50%
	Cable Insignia (iii)	75.00%

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at March 31, 2006.
(iii)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the CPCECABA, approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the period ended March 31, 2006, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	8,833	8,923	(90)
Total liabilities	7,001	7,001	—
Minority interest	851	892	(41)
Shareholders’ equity	981	1,030	(49)

Net income	2	1	1

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

(d) Interim financial information

The accompanying March 31, 2006 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(h) Concentration of credit risk

The Telecom Group’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,637,000 (unaudited) at March 31, 2006 and 3,506,000 (unaudited) at March 31, 2005 and wireless customer lines (prepaid lines were not included) were 2,427,000 (unaudited) at March 31, 2006 and 1,283,000 (unaudited) at March 31, 2005.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company calculates net income (loss) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Three-month periods ended March 31,
	2006	2005
Net income in the statements of income	$1	$152
Less: Results corresponding to Class “A” and Class “B” preferred shares	(5)	(78)

Total results used to calculate earning per ordinary share.	$(4)	$74

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item in the equity section.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues are:

Voice, data and Internet services segment

•	Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as Deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

•	International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services segment

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Telecom Group’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the three-month periods ended March 31, 2006 and 2005, net foreign currency transaction gains or losses were a loss of $82 and a gain of $363, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(f) Other receivables and payables in currency not included in (e) above and (p) below (except for deferred tax assets and liabilities and credits on minimum presumed income tax)

Other non-current receivables and non-current payables not included in (e) above (except for deferred tax assets and liabilities and credits on minimum presumed income tax), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and credits on minimum presumed income tax are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of these treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

(i) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Telecom Group decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Telecom Group’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Buildings held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.) which does not exceed the estimated realizable value of such assets.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings	11–50
Tower and pole	15
Transmission equipment	7–10
Switching equipment	7–10
Power equipment	10
External wiring	17
Telephony equipment and instruments	6–10
Installations	4–10
Computer equipment	3–5

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

As of the date of these financial statements, Telecom Argentina has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 2.7% of the total transferred buildings, representing $17 of net carrying value as of March 31, 2006. Nevertheless, Telecom Argentina is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $3 and $3 for the three-month periods ended March 31, 2006 and 2005, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net carrying value of these capitalized costs was $288 as of March 31, 2006 and $314 as of December 31, 2005.

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period of 6.5 years.

•	Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, the related expenses of Telecom Argentina were fully amortized as of August 31, 2005.

During the first quarter of 2006, the Company agreed with some noteholders the amendment of some clauses of the Trust Agreement (see Note 8.2). As a consequence, the Company will pay $18 as consent fees and $2 as other related fees. These fees has been deferred and will be amortized under the interest method over the life of the debt.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

•	PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified spectrum licenses as indefinite life intangibles.

•	Band B license

The Telecom Group’s Band B license is amortized under the straight-line method over 10 years through fiscal year 2007.

•	Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

•	Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In the preparation of such estimates, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s tariffs which would enable Telecom Argentina to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 10% for the three-month period ended March 31, 2006 and 20% for the three-month period ended March 31, 2005, respectively.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2005. However, there are remaining tax loss carryforwards as of March 31, 2006. Accordingly, the Telecom Group has determined an additional proportional charge for the three-month period ended March 31, 2006 for the tax on minimum presumed income of $12, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

•	Turnover tax

Under Argentine tax law, the Telecom Group are subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the three-month periods ended March 31, 2006 and 2005.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of March 31, 2006 and December 31, 2005.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Up-front payments received are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court.

The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6%.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(q) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Telecom Group.

(r) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, Telecom Argentina adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that Telecom Argentina primarily generates cash flows in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, Telecom Argentina considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Telecom Argentina does not enter into foreign exchange swap contracts for speculative or trading purposes.

(s) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(t) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the three-month periods ended March 31, 2006 and 2005 are shown in Note 15.h. under the line item “Advertising expenses”.

(u) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

(v) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each period end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

(w) Loss on debt restructuring

Due to the unusual nature of the debt restructuring process carried out by Telecom, the loss on debt restructuring has been included in a separate line item in the statement of income entitled “Loss on debt restructuring”.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of March 31, 2006	As of December 31, 2005
Cash	$9	$12
Banks	50	34

	$59	$46

(b) Investments

Investments consist of the following:

	As of March 31, 2006	As of December 31, 2005
Current
Time deposits	$955	$559
Government bonds, equity investments and mutual funds	68	45

	$1,023	$604

Non current
2003 Telecommunications Fund	$2	$2

	$2	$2

(c) Accounts receivable

Accounts receivable consist of the following:

	As of March 31, 2006	As of December 31, 2005
Current
Voice, data and Internet	$409	$403
Wireless (i)	366	363
Wireless – related parties	3	4
Directories publishing	22	36

Subtotal	800	806
Allowance for doubtful accounts	(109)	(101)

	$691	$705

(i)	Includes $27 as of March 31, 2006 and $26 as of December 31, 2005 corresponding to international wireless receivables.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(d) Other receivables

Other receivables consist of the following:

	As of March 31, 2006	As of December 31, 2005
Current
Tax credits	$19	$28
Prepaid expenses	50	24
Restricted funds	18	10
Other	31	30

Subtotal	118	92
Allowance for doubtful accounts	(9)	(6)

	$109	$86

Non current
Credit on minimum presumed income tax (i)	$264	$246
Prepaid expenses	12	12
Other tax credits	11	10
Restricted funds	8	7
Other	4	4

Subtotal	299	279
Allowance for doubtful accounts	(11)	(10)

	$288	$269

(i)	Considering the current expiration period (10 years), Telecom Argentina considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of March 31, 2006	As of December 31, 2005
Wireless handsets and equipment	$158	$113
Allowance for obsolescence	(8)	(9)

	$150	$104

(f) Other assets

Other assets consist of the following:

	As of March 31, 2006	As of December 31, 2005
Current
Buildings held for sale	$3	$3
Deferred printing cost	2	1
Raw materials	3	2

Subtotal	$8	$6
Allowance for obsolescence	(1)	(1)

	7	5

Non current
Buildings held for sale	31	31
Allowance for obsolescence	(10)	(10)

	$21	$21

(g) Fixed assets

Fixed assets consist of the following:

	As of March 31,2006	As of December 31,2005
Net carrying value (Note 15.a)	$5,807	$5,959
Allowance for obsolescence	(6)	—

	$5,801	$5,959

(h)Accounts payable

Accounts payable consist of the following:

	As of March 31,2006	As of December 31,2005
Current
Suppliers	$882	$684
Deferred revenues	90	80
Agent commissions	29	37
SU reimbursement	10	25
Related parties (Note 7)	6	8

	$1,017	$834

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of March 31, 2006	As of December 31, 2005
Current
Vacation, bonuses and social security payable	$89	$84
Special termination benefits	13	14
Other	6	6

	$108	$104

Non current
Special termination benefits	$30	$30

	$30	$30

(j) Taxes payable

Taxes payable consist of the following:

	As of March 31, 2006	As of December 31, 2005
Current
Tax on Universal Service	$68	$61
Turnover tax	44	46
VAT, net	13	41
Income tax, net (i)	19	30
Tax on minimum presumed income, net	10	9
Regulatory fees	7	8
Internal tax	9	9
Other	19	20

	$189	$224

Non current
Deferred tax liabilities	$59	$92

(i)	See Note 10.

(k) Other liabilities

Other liabilities consist of the following:

	As of March 31, 2006	As of December 31, 2005
Current
Contributions to government programs	$13	$13
Court fee	3	3
Guarantees received	5	4
Other	15	11

	$36	$31

Non current
Deferred revenue on sale of capacity and related services	32	32
Asset retirement obligations	21	21
Court fee	$15	$15
Retirement benefits	11	10

	$79	$78

(l) Net sales

Net sales consist of the following:

	Three-month periods ended
	March 31, 2006	March 31, 2005
Voice	$602	$578
Data	37	38
Internet	93	71

Subtotal	732	687
Wireless	879	550
Directories publishing	1	—

	$1,612	$1,237

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(m) Equity gain from related companies

Equity gain from related companies consists of the following:

	Three-month periods ended
	March 31, 2006	March 31, 2005
Gain on capital reimbursement of Nucleo	6	—
Gain on sale of equity interest in Intelsat Ltd.	—	7

	$6	$7

(n) Financial results, net

Financial results, net consist of the following:

	Three-month periods ended
	March 31, 2006	March 31, 2005
Generated by assets
Interest income	$20	$29
Foreign currency exchange gain (loss)	9	(160)
Impairment loss on the Argentina 2004 Bond	—	3
Holding losses on inventories	(2)	(6)
Other	9	(27)

Total generated by assets	$36	$(161)

Generated by liabilities
Interest expense	$(101)	$(190)
Loss on discounting of debt	(29)	(7)
Less capitalized interest on fixed Assets	3	3
Foreign currency exchange gain (loss)	(118)	523
Loss on derivatives	27	—
Other	—	7

Total generated by liabilities	$(218)	$336

Total financial results	$(182)	$175

(o) Other expenses, net

Other expenses, net consist of the following:

	Three-month periods ended
	March 31, 2006	March 31, 2005
Provision for contingencies	$(28)	$(32)
Severance indemnities and special termination benefits	(7)	(10)
Allowance for obsolescence of inventories	(6)	—
Allowance for doubtful accounts	(3)	—
Allowance for obsolescence of materials	(1)	—
Other, net	2	5

	$(43)	$(37)

(p) Loss on debt restructuring

Loss on debt restructuring consist of the following:

	Three-month periods ended
	March 31, 2006	March 31, 2005
Other related expenses	—	(8)

	$—	$(8)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years/periods shown in the statements of cash flows:

6. Supplementary cash flow information (continued)

	As of March 31,		As of December 31,
	2006	2005	2005	2004
Cash and banks	$59	$61	$46	$32
Current investments	1,023	3,890	604	3,640

Total as per balance sheet	$1,082	$3,951	$650	$3,672
Less:
Items not considered cash and cash equivalents
Time deposits with maturities of more than three months	—	(10)	—	(463)
Government bonds	—	(i)(33)	(40)	(i)(251)
Equity investments	—		—	(8)

Total cash and cash equivalents as shown in the statement of cash flows	$1,082	$3,908	$610	$2,950

(i)	Corresponds to the current portion of held-to-maturity investments. In March 2005 and December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Three-month periods ended March 31,
	2006	2005
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(6)	$23
Trade accounts receivable	(2)	4
Other receivables	(23)	(1)
Inventories	(50)	(40)
Other assets	(2)	—

	$(83)	$(14)

Net (decrease) increase in liabilities
Accounts payable	$146	$78
Salaries and social benefits payable	4	(4)
Taxes payable	(49)	(14)
Other liabilities	4	(3)
Contingencies	(2)	(1)

	$103	$56

Income taxes paid during the three-month period ended March 31, 2006 amounted to $11. Interest paid during the three-month periods ended March 31, 2006 and 2005, amounted to $34 and $8, respectively.

•	Non-cash investing and financing activities:

	Three-month periods ended March 31,
	2006	2005
Acquisition of fixed assets through incurrence of accounts payable	$121	$70
Capitalized interest on fixed assets	3	3
Wireless handsets lent to customers at no cost (i)	1	1
Provision for minimum presumed income tax	12	13
Foreign currency translation adjustments in loans	4	3

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Three-month periods ended March 31,
	2006	2005
Government bonds with maturities of more than three months	$46	$210
Time deposits with maturities of more than three months	—	432

Total cash flows from investments not considered as cash equivalents	$46	$642

Financing activities components:

	Three-month periods ended March 31,
	2006	2005
Debt proceeds	$30	$—
Payment of bank loans	(40)	(25)
Payment of interest on bank loans	(12)	(2)
Payment of debt restructuring related expenses	(22)	(6)

Total financing activities components	$(44)	$(33)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Three-month periods ended March 31,
	2006	2005
Total cash flows provided by operating activities	$633	$580
Total cash flows provided by (used in) investing activities	(124)	549
Total cash flows used in financing activities	(44)	(33)
Effect of exchange rate changes on cash and cash equivalents	7	(138)

Increase in cash and cash equivalents	$472	$958

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions

(a) Balances and transactions with related parties

The Telecom Group has transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties as of March 31, 2006 and December 31, 2005 and for the three-month periods ended March 31, 2006 and 2005:

	As of March 31, 2006	As of December 31, 2005
Accounts receivable
Telecom Italia Mobile S.p.A. (a) (d)	$1	$3
TIM Celular S.A. (a)	1	1
Corporación Digitel CA (a)	1	—

	$3	$4

Accounts payable:
Telecom Italia Sparkle S.p.A. (a)	4	1
Italtel Argentina S.A. (a)	1	4
Latin American Nautilus USA Inc (a)	—	1
TIM SUL S.A. (a)	—	1
La Caja ART S.A. (b)	1	1

	$6	$8

		Three-month periods ended March 31,
	Transaction description	2006	2005
Services rendered:
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$1	$2
Telecom Italia S.p.A. (a) (d)	Roaming	1	1
TIM Celular S.A. (a)	Roaming	2	1
Entel Chile S.A. (c)	International inbound calls	—	5
Entel PCS Telecomunicaciones S.A. (c)	Roaming	—	2

Total net sales		$4	$11

Services received:
Telecom Italia Argentine branch (a)	Fees for services	$1	$1
Telecom Italia S.p.A. (a) (d)	International outbound calls	—	8
Entel S.A. (Bolivia) (a)	International outbound calls	1	1
Etec S.A. (a)	International outbound calls	1	1
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	2	2
TIM Celular S.A. (a)	Roaming	1	1
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	2	—
La Caja ART S.A. (b)	Insurance	1	1
Caja de Seguros S.A. (b)	Insurance	1	1
Tel3 S.A. (c)	Fees for services	—	4
Entel Chile S.A. (c)	International outbound calls	—	5

Total operating costs		$10	$25

	Three-month periods ended March 31,
	2006	2005
Purchases of fixed assets/intangible assets:
Italtel Argentina S.A. (a)	$9	$—
Tel3 S.A. (c)	—	3
Pirelli Energía Cables y Sistemas de Argentina S.A. (c)	—	3

Total fixed assets and intangible assets	$9	$6

(a)	Such companies form part of Telecom Italia Group.
(b)	Such companies form part of W de Argentina - Inversiones S.L.
(c)	These companies were a related party before March 31, 2006.
(d)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.

The Telecom Group believes that the transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

As of March 31, 2006, Telecom Argentina had loans outstanding to officers of Telecom Argentina, totaling $0.4. The annual interest fixed rate for these loans is 6%.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt

As of March 31, 2006 and December 31, 2005 the Telecom Group’s short-term and long-term debt comprises the following:

8 – Debt of the Telecom Group (continued)

	As of March 31, 2006	As of December 31, 2005
Short-term debt:
Principal:
Notes	$976	$761
Bank loans	40	39

Subtotal	1,016	800
Accrued interest	145	59
Derivatives	44	46

Total short-term debt	$1,205	$905

Long-term debt:
Principal:
Notes	$3,757	$3,856
Bank loans	381	386
Gain on discounting of debt	(248)	(277)
Derivatives	6	31

Total long-term debt	$3,896	$3,996

Total debt	$5,101	$4,901

As further described below, on August 31, 2005, all the outstanding debt of Telecom was restructured. The following table segregates the Telecom Group’s debt by company as of March 31, 2006:

	Telecom	Personal	Nucleo	Consolidated
Restructured debt
Principal	3,870	1,254	30	5,154
Accrued interest	122	23	—	145

Subtotal	3,992	1,277	30	5,299
Discounting of debt	(248)	—	—	(248)
Derivatives	50	—	—	50

Total restructured debt	3,794	1,277	30	5,101

Current	1,099	96	10	1,205
Non current	2,695	1,181	20	3,896

8.2. Restructured debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. Telecom Argentina issued Series A and B Notes and made mandatory and optional payments which effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. In October 2005, Telecom Argentina made an optional principal prepayment which prepaid all principal amortization payments originally scheduled on April 2008 and in April 2006, Telecom Argentina made mandatory and optional principal prepayments which prepaid all principal amortization payments originally scheduled on October 2008 and on April 2009.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors is available for collection provided they follow certain collection procedures.

•	New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

The new Notes have received a rating of B by both Standard & Poors International Ratings LLC, Argentine branch and Fitch Ratings.

Covenants

Mandatory prepayments

If Telecom Argentina generates “Excess Cash” as contractually defined and calculated, such Excess Cash shall be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Excess cash shall be measured semi-annually based on the consolidated financial statements of Telecom Argentina (excluding Personal and its subsidiaries) as of June 30 and December 31 of each year, and any excess cash must be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively. Based on these financial statements, Telecom Argentina has determined an “excess cash” of $370 (equivalent to US$ 122 million) which was paid on April 18, 2006.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes may be redeemed at Telecom Argentina’s option, without payment of any premium or penalty, in whole or in part, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and any additional amounts. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom will make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the new Notes require that Telecom Argentina complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and its subsidiaries) of 2.75 to 1, in addition to certain other conditions;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom Argentina cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal.;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions;

f)	Capital expenditures except for those expressly permitted;

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

On March 27, 2006, Telecom Argentina held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom Argentina and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Telecom Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Telecom Personal any dividend received by Telecom Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. Telecom Argentina will pay to the noteholders that voted the amendments consent fees for $18. Additional information on the accounting treatment of this operation is given in Note 4.l.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina ‘s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements and,

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors (and or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes.

On April 18, 2006, Telecom Argentina made a mandatory payment of $370 for the “excess cash” determined for the period June-December 2005 and a mandatory interest payment of $132. Additionally, Telecom Argentina made an optional principal prepayment of $293 which prepaid all principal amortization payments originally scheduled on October 2008 and on April 2009.

Main characteristics of the new Notes

The following table shows the outstanding series of Notes as of March 31, 2006:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

					Book value at March 31, 2006 (in million of $)
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	Fair value as of March 31, 2006
Listed
A-1	1	US$ 98	US$ 82	October 2014	254	7	261	(28)	233	243
A-1	2	Euro 493	Euro 416	October 2014	1,555	34	1,589	(160)	1,429	1,449
B-1	—	US$ 933	US$ 490	October 2011	1,510	70	1,580	(4)	1,576	1,534

					3,319	111	3,430	(192)	3,238	3,226

Unlisted
A-2	1	US$ 7	US$ 6	October 2014	19	1	20	(2)	18	19
A-2	2	Euro 41	Euro 35	October 2014	129	3	132	(13)	119	120
A-2	3	Yen 12,328	Yen 10,405	October 2014	273	2	275	(40)	235	234
A-2	4	$26	$24	October 2014	24	—	24	—	24	24
B-2	—	US$ 66	US$ 35	October 2011	106	5	111	(1)	110	107

					551	11	562	(56)	506	(*)504

					3,870	122	3,992	(248)	3,744	3,730

(*)	Corresponds to the estimates made by Telecom Argentina considering the fair value of the Listed Notes.

•	Legal actions brought against Telecom Argentina

1. Originated by the suspension in the payment of the financial debt

As of the date of these financial statements, eight summary attachment proceedings(juicios ejecutivos) for approximately US$3.8 filed against Telecom by individuals alleging to be holders of Telecom’s outstanding notes had concluded. At March 31, 2006, attachments for said proceedings amount approximately US$0.3 million, and are in the process of being released.

2. Originated by the homologation of the APE

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law.

As a consequence of said pronouncement, the injunction enjoining Telecom from disposing of certain of its assets ceased to be in force, holders of the outstanding notes shall have to file new proceedings for collection in case the terms and conditions of the new Notes are not fulfilled and, if such is the case, Telecom shall be authorized to apply the remedies set forth in the Bankruptcy Law if more than a year elapses from the issuance of the resolution of section 59 of the abovementioned law.

3. Potential judicial claims by non-participant creditors

Telecom Argentina believes that certain non-participating creditors may file actions in the United States of America against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States. On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), as Trustee of the Indenture, did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. During December 2005, both parties briefed the Court, and a ruling was granted in favor of Telecom Argentina’s position on February 24, 2006. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court, which is still pending. If Telecom Argentina is granted un unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

•	Derivatives

As indicated in Note 4.r, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) Telecom Argentina fails to pay certain of its obligations, (ii) certain of Telecom Argentina ‘s obligations are accelerated, (iii) Telecom Argentina repudiates or declares a moratorium with respect to certain of its obligations, (iv) Telecom Argentina restructures certain of its obligations in a certain way, or (v) Telecom Argentina becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at March 31, 2006 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen
Date of the contract	08.23.05	09.30.05
Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
Total swap in Euro	(i) € 431 million	(ii) ¥ 9.951 million
Total swap in Yen	(i) US$ 526 million	(ii) US$ 88 million
Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
Interest rate to be paid in US$	6.90% annual	6.02% annual
Total principal and interest to be received	€ 484 million	¥ 10,442 million
Total principal and interest to be paid	US$ 619 million	US$ 101 million
Swap estimated market value as of 03.31.06 – liabilities	US$ 11.9 million	US$ 4.3 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.
(i)	On April 15, 2006, and as a consequence of the prepayment made by Telecom Argentina , there was a partial unwind of the swap, with a reduction of the total amount of € 19 million and of US$ 23 million.
(ii)	On April 15, 2006, and as a consequence of the prepayment made by Telecom Argentina , there was a partial unwind of the swap, with a reduction of the total amount of ¥ 447 million and of US$ 4 million.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. New notes

In September 2005, the Board of Directors of Personal called for a shareholders meeting to create a global program for the issuance of notes (the “Global Program”) to pay down the outstanding notes restructured in 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates and eliminating certain restrictive covenants.

In October 2005, the Ordinary and Extraordinary Shareholders Meeting approved the creation of the Global Program and the issuance of non-convertible unsecured and unsubordinated notes for up to a maximum amount of US$ 500 million or its equivalent in other currencies. The offering of the notes issued under the Global Program and the establishment of the Global Program were authorized by Resolution No. 15,238 of the CNV dated November 10, 2005.

The notes were issued on December 22, 2005, the proceeds of which together with the proceeds from the bank loans (as discussed in 2 below) and available cash were used to fully settle the outstanding principal and interest amount under Series A and Series B issued on November 30, 2004. The amounts paid were approximately US$ 412 million, of which US$ 404 million related to principal and US$ 8 million related to interest.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes. The notes have received international ratings of B by both Fitch Argentina Calificadora de Riesgo S.A. and Standard & Poor´s International Ratings Ltd., Argentina branch.

The following table shows the outstanding series of Notes as of March 31, 2006:

Series	Nominal value (in millions)		Term in years	Maturity date	Annual rate %	Book value as of March 31, 2006	Fair value as of March 31, 2006
1		$43	1	December 2006	12.00	43	43
2		$87	3	December 2008	(a) 14.48	87	87
3	US$	240	5	December 2010	9.25	740	763

					Principal	870	893
					Accrued interest	20	—
					Issue discount and underwriting fees	(7)	—

					Total	883	893

(a)	Floating Badlar plus 6.5%. Badlar for the period March 22, 2006 through June 22, 2006 is 7.98%. Total interest rate cannot be be lower than 10% or higher than 20%.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

Personal may, at any time and from time to time, purchase notes in the secondary market.

2. Bank loans

In April 2005, Personal entered into a $13 million loan agreement with a financial institution. The proceeds were used to prepay down principal installments of the Series A and Series B loans. The loan was fully settled in April 2006.

In July 2005, Personal entered into loan agreements with certain financial institutions aggregating $17 million, the proceeds of which were used to purchase fixed assets. These loans mature between July and September 2006. In November 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. The proceeds of this loan was also used to acquire fixed assets.

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively.

The following table shows the main characteristics of the syndicated loans as of March 31, 2006:

Loans	Nominal value (in millions)		Term in months	Maturity date	Annual rate %	Book value as of March 31, 2006
Peso Facility
Tranche A		$57	18	June 2007	12.20	57
Tranche B		$30	24	December 2007	13.10	30
Dollar Facility
Tranche A	US$	34.5	18	June 2007	(a) 6.94	106
Tranche B	US$	34.5	24	December 2007	(b) 7.19	106
					Principal	299

					Accrued interest	1

					Total	300

(a)	3-months LIBOR for the period March 22, 2006 through June 22, 2006 of 4.94 plus 2%.
(b)	3-months LIBOR for the period March 22, 2006 through June 22, 2006 of 4.94 plus 2.25%.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•	in the case of Series 3, if at any time the Leverage Ratio is in excess of 3.00 to 1 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum for the remainder of the time the notes remain outstanding and shall accrue from such dividend payment date at the rate of 9.75% per annum.

The terms and conditions of Personal’s new debt instruments require that Personal comply with various covenants, including:

•	Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 1.75:1.0 for the quarter ended March 31, 2006 and each quarter ended thereafter;

•	Interest Coverage Ratio: the Interest Coverage Ratio for any fiscal quarter shall be included in a range between 1.50 and 3.00 to 1.00 over the life of the loans.

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective new debt instruments require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed (a) 3.25 to 1, if such indebtedness is incurred prior to December 31, 2006; or (b) 3.00 to 1, if such indebtedness is incurred thereafter;

c)	Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

d)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)	Sale and leaseback transactions;

g)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the respective new debt instruments of Personal provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its restricted subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

c)	Any final judgment against Personal or its restricted subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its restricted subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its restricted subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors (and/or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

In November 2004, Nucleo had completed the restructuring of its outstanding indebtedness with foreign creditors, under which Nucleo had refinanced US$ 59 million in principal amounts maturing on December 27, 2008.

During the first quarter of 2006, Nucleo cancelled its remaining financial debt with banks, which had been refinanced in November 2004, together with the Personal’s Promissory Note. The funds used for said cancellations derived from two loans from Paraguayan banks for a total amount of US$ 9.5 million, and from Nucleo’s own funds (US$ 7.5 million).

The terms and conditions of the new loans entered into between Nucleo and the Paraguayan banks include, among other standard provisions for this type of transaction, the following clauses:

•	the reimbursement of the loan and the payment of compensation shall be made in semiannual payments, the later of which to be paid on February 27, 2009.

•	the debt shall accrue interest at an annual nominal rate of 5.9% for its effective first year, and shall be adjusted according to LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, and among other standard provisions for this type of transaction, the new contracts stipulate that Nucleo is bound to comply with requirements related to the maintenance of the financial ratios (as, for example, Net financial debt/ EBITDA, Financial debt/equity and liquidity ratio).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity

9.1 – Of the Company

As of March 31, 2006 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2% of Sofora’s shares, respectively.

W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11

1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	97.5
Non declared and non paid redemption corresponding to fiscal year 2002	55	97.5
Non declared and non paid redemption corresponding to fiscal year 2003	55	97.5
Non declared and non paid redemption corresponding to fiscal year 2004	55	97.5
Non declared and non paid redemption corresponding to fiscal year 2005	55	97.5
Redemption corresponding to fiscal year 2006 and thereafter	42	72.5

	317	560

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	33.6
Corresponding to fiscal year 2002	19	33.6
Corresponding to fiscal year 2003	19	33.6
Corresponding to fiscal year 2004	19	33.6
Corresponding to fiscal year 2005	19	33.6
Corresponding to fiscal year 2006	5	9

	100	177

	417	737

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At March 31, 2006, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

9.2 – Of Telecom Argentina

(a) Common stock

At March 31, 2006, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,413,941 shares of $1 par value Class B Common Stock and 45,932,738 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only a portion of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Board accepted what was requested, and in the Annual General and Extraordinary Meetings, and the Special Class “C” Meeting, held on April 27, 2006, it was approved that the power for the translation of up to 41,339,464 Class “C” ordinary shares, to the same amount of Class “B” ordinary shares, was delegated on the Board; said translation shall take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP)in each case; and b)the amount of Class “C” shares in good standing for the translation. The Board was granted the power to transfer the powers delegated on the Board by the Meetings, to some of the Board’s members and/or its first line managers.

The Class “C” shares that at present constitute Telecom’s equity, amount to 45,932,738,from which 43,097,745 are part of Banco de la Ciudad de Buenos Aires-Telecom Trust Account, i.e., PPP’s Fund of Guarantee and Repurchase. To this date, all these shares are “blocked” by precautionary measures. The amount of 2,834,993 Class “C” remaining shares is held by individual stockholders.

The powers delegated on the Board for the translation as resolved by the abovementioned Meetings, did not include the Class “C” shares of the Fund of Guarantee and Repurchase which were affected by a precautionary measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada”; said measure prevented the Extraordinary Meeting and Class “C” Shares Special Meeting which Telecom had convened for March 14, 2000, from treating the subject of the translation of the shares of the Fund of Guarantee and Repurchase. Up to this date, said precautionary measure has not been released yet, although at present it is limited to the amount of 4,593,274 shares with the Fund of Guarantee and Repurchase. The Meetings held on April 27, 2006,did not approve the delegation on the Board of the powers for the translation of said shares to Class “B” shares, as said Meetings considered that there exist legal impediments as regards this matter.

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law and CNV resolutions, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of its share capital, a company is required to reduce its capital stock.

The requirements of section 206 and paragraph 5 of section 94 were temporarily suspended by governmental decrees until December 10, 2005.

Since Telecom Argentina reported significant losses for the year ended December 31, 2004, which absorbed Telecom Argentina ‘s reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualified for mandatory reduction of its capital stock. This situation remained unchanged as of December 31, 2005. Accordingly, the Board of Directors proposed to the shareholders the absorption of Telecom Argentina ‘s legal reserve ($277) and a portion of the inflation adjustment of common stock ($356) in order to remediate this situation.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the proposal of the Board of Directors. Additional information is given in Note 16.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax

Income tax (expense) benefit for the three-month periods ended March 31, 2006 and 2005 consists of the following:

	Three-month periods ended March 31,
	2006		2005
Current tax expense		$(1)		$(1)
Deferred tax benefit		33		2

Income tax benefit	$	(i) 32	$	(ii) 1

(i)	Corresponds $20 to Telecom Argentina, $12 to Personal, $(1) to Nucleo and $1 to Publicom.
(ii)	Corresponds $1 to Publicom, $(2) to Personal and $2 to Nucleo.

The Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of March 31, 2006						As of December 31, 2005
	Telecom	Personal	Nucleo	Publicom	Nortel	Total
Tax loss carryforwards	$737	$189	$—	$3	$2	$931	$976
Foreign exchange gains and losses	48	13	—	—	—	61	80
Allowance for doubtful accounts	45	24	—	3	—	72	67
Provision for contingencies	75	55	—	3	—	133	127
Other deferred tax assets	48	7	—	—	—	55	59

Total deferred tax assets	953	288	—	9	2	1.252	1,309
Fixed assets	(129)	(61)	2	—	—	(188)	(208)
Inflation adjustments (i)	(738)	(117)	(4)	—	—	(859)	(913)

Total deferred tax liabilities	(867)	(178)	(2)	—	—	(1.047)	(1,121)

Subtotal deferred tax assets (liabilities)	86	110	(2)	9	2	205	188
Valuation allowance	(260)	—	—	(2)	(2)	(264)	(280)

Net deferred tax assets (liabilities) As of March 31, 2006	$(174)	$110	$(2)	$7	$—	$(59)

Net deferred tax assets (liabilities) As of December 31, 2005	$(194)	$98	$(2)	$6	$—		$92

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit for the three-month periods ended March 31, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Three-month periods ended March 31,
	2006	2005
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$16	$(98)
Non taxable items	—	7
Change in valuation allowance	16	92

Income tax benefit	$32	$1

As of March 31, 2006, the Company has accumulated operating tax loss carryforwards of approximately $931. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Personal	Publicom	Total consolidated
2007	1	705	156	—	862
2008	1	—	—	3	3
2009	—	32	—	—	32
2010	—	—	33	—	34

Total	2	737	189	3	931

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. However, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its net deferred tax assets that, as of March 31, 2006, a valuation allowance has been provided for Telecom Argentina’s related net deferred tax assets. Nortel also has recorded a valuation allowance for its deferred tax assets.

11. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $276 as of March 31, 2006, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $331 to cover potential losses under these claims.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management, based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Telecom Group, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of March 31, 2006, total claims in these labor lawsuits amounted to $18.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest.

Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit. Thus, Telecom Argentina has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

Telecom Argentina has a contingent receivable against the National Government amounting to $37.3 which Telecom Argentina estimates it would recover through government bonds in the event judicial appeals are sustained in its favor.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar´s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal. In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Profit sharing bonds

Different legal actions were brought by former employees of Telecom Argentina against the National Government and Telecom Argentina requesting that Decree No. 395/92 – which expressly exempts Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom Argentinaand, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of Telecom Argentina believes that none of the matters discussed above will have a material adverse effect on Telecom Argentina ‘s results of operations, liquidity or financial condition.

Certain amounts deposited in Telecom Argentina ‘s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2006, these restricted funds totaled $25. Telecom Argentina has reclassified these balances to other receivables on Telecom Argentina ‘s balance sheet.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. These operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

The companies aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas

Wireless	Personal
Nucleo
Cable Insignia

Directories publishing	Publicom

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the three-month periods ended March 31, 2006 and 2005, more than 90 percent of the Telecom Group’s revenues were from services provided within Argentina. More than 95% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

For the three-month period ended March 31, 2006

•	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Services	732	712	67	779	1	—	1,512
Handsets	—	99	1	100	—	—	100

Net sales	732	811	68	879	1	—	1,612
Salaries and social security	(156)	(29)	(4)	(33)	(2)	—	(191)
Taxes	(42)	(71)	(2)	(73)	—	—	(115)
Maintenance, materials and supplies	(55)	(12)	(3)	(15)	—	—	(70)
Bad debt expense	(5)	(13)	—	(13)	—	—	(18)
Interconnection costs	(37)	—	—	—	—	—	(37)
Cost of international outbound calls	(27)	—	—	—	—	—	(27)
Lease of circuits	(8)	(6)	—	(6)	—	—	(14)
Fees for services	(20)	(27)	(1)	(28)	—	—	(48)
Advertising	(8)	(25)	(3)	(28)	(1)	—	(37)
Cost of wireless handsets	—	(177)	(2)	(179)	—	—	(179)
Agent commissions and distribution of prepaid cards commissions	(4)	(103)	(9)	(112)	—	—	(116)
Other commissions	(10)	(14)	—	(14)	—	—	(24)
Roaming	—	(34)	(1)	(35)	—	—	(35)
Charges for termination of calls coming from other cellular operators (“TLRD”)	—	(88)	(6)	(94)	—	—	(94)
Others	(33)	(26)	(4)	(30)	(1)	—	(64)

Operating income (loss) before depreciation and amortization	327	186	33	219	(3)	—	543
Depreciation of fixed assets	(240)	(88)	(10)	(98)	—	—	(338)
Amortization of intangible assets	(2)	(5)	(4)	(9)	—	—	(11)

Operating income (loss)	85	93	19	112	(3)	—	194
Equity gain from related companies	—	6	—	6	—	—	6
Financial results, net	(141)	(45)	3	(42)	1	—	(182)
Other expenses, net	(25)	(17)	—	(17)	—	(1)	(43)

Net income (loss) before income tax and minority interest	(81)	37	22	59	(2)	(1)	(25)
Income tax	20	12	(1)	11	1	—	32
Minority interest	—	—	(5)	(5)	—	(1)	(6)

Net income (loss)	(61)	49	16	65	(1)	(2)	1

• Balance sheet information

Fixed assets, net	4,352	1,280	174	1,454	1	—	5,807
Intangible assets, net	109	637	23	660	3	—	772
Capital expenditures	69	66	3	69	—	—	138
Depreciation of fixed assets	(240)	(88)	(10)	(98)	—	—	(338)
Amortization of intangible assets	(2)	(7)	(4)	(11)	—	—	(13)

• Cash flow information

Cash flows provided by (used in) operating activities	443	171	28	199	(1)	(1)	640

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(100)	(58)	(12)	(70)	—	—	(170)
Decrease in investments not considered as cash and cash equivalents	46	—	—	—	—	—	46

Total cash flows used in investing activities	(54)	(58)	(12)	(70)	—	—	(124)

Cash flows from financing activities:
Debt proceeds	—	—	30	30	—	—	30
Payment of debt	—	—	(40)	(40)	—	—	(40)
Payment of interest and debt-related expenses	(22)	(12)	—	(12)	—	—	(34)

Total cash flows used in financing activities	(22)	(12)	(10)	(22)	—	—	(44)

Increase (decrease) in cash and cash equivalents	367	101	6	107	(1)	(1)	472
Cash and cash equivalents at the beginning of year	443	154	3	157	2	8	610

Cash and cash equivalents at period-end	810	255	9	264	1	7	1,082

(a)	Includes net sales of $7, operating income before depreciation of $3, operating profit of $3 and net income of $3 corresponding to Telecom Argentina USA.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

For the three-month period ended March 31, 2005

•	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Services	687	459	41	500	—	—	1,187
Handsets	—	47	3	50	—	—	50

Net sales	687	506	44	550	—	—	1,237
Salaries and social security	(130)	(23)	(3)	(26)	(3)	—	(159)
Taxes	(40)	(44)	(1)	(45)	—	—	(85)
Maintenance, materials and supplies	(48)	(9)	(2)	(11)	—	—	(59)
Bad debt expense	(4)	(5)	—	(5)	—	—	(9)
Interconnection costs	(34)	—	—	—	—	—	(34)
Cost of international outbound calls	(25)	—	—	—	—	—	(25)
Lease of circuits	(7)	—	(1)	(1)	—	—	(8)
Fees for services	(15)	(12)	(2)	(14)	—	—	(29)
Advertising	(7)	(16)	(2)	(18)	—	—	(25)
Cost of wireless handsets	—	(79)	(2)	(81)	—	—	(81)
Agent commissions and distribution of prepaid cards commissions	(5)	(45)	(5)	(50)	—	—	(55)
Other commissions	(9)	(8)	—	(8)	—	—	(17)
Roaming	—	(34)	—	(34)	—	—	(34)
Charges for TLRD	—	(48)	(4)	(52)	—	—	(52)
Others	(30)	(22)	(4)	(26)	(1)	(1)	(58)

Operating income (loss) before depreciation and amortization	333	161	18	179	(4)	(1)	507
Depreciation of fixed assets	(272)	(72)	(9)	(81)	—	—	(353)
Amortization of intangible assets	(2)	(8)	(3)	(11)	—	—	(13)

Operating income (loss)	59	81	6	87	(4)	(1)	141
Equity gain from related companies	7	—	—	—	—	—	7
Financial results, net	191	(11)	(5)	(16)	—	—	175
Other expenses, net	(23)	(15)	1	(14)	—	—	(37)
Loss on debt restructuring	(8)	—	—	—	—	—	(8)

Net income (loss) before income tax and minority interest	226	55	2	57	(4)	(1)	278
Income tax	—	—	—	—	1	—	1
Minority interest	—	—	(1)	(1)	—	(126)	(127)

Net income (loss)	226	55	1	56	(3)	(127)	152

• Balance sheet information

Fixed assets, net	5,151	1,305	145	1,450	1	—	6,602
Intangible assets, net	82	640	34	674	3	—	759
Capital expenditures	38	21	3	24	—	—	62
Depreciation of fixed assets	(272)	(72)	(9)	(81)	—	—	(353)
Amortization of intangible assets	(2)	(8)	(3)	(11)	—	—	(13)

• Cash flow information

Cash flows provided by (used in) operating activities	283	135	26	161	(1)	(1)	442

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(75)	(29)	(2)	(31)	—	—	(106)
Decrease in investments not considered as cash and cash equivalents	655	—	—	—	—	—	655

Total cash flows provided by (used in) investing activities	580	(29)	(2)	(31)	—	—	549

Cash flows from financing activities:
Debt proceeds	—	—	(25)	(25)	—	—	(25)
Payment of interest and debt-related expenses	(5)	(1)	(2)	(3)	—	—	(8)

Total cash flows used in financing activities	(5)	(1)	(27)	(28)	—	—	(33)

Increase (decrease) in cash and cash equivalents	858	105	(3)	102	(1)	(1)	958
Cash and cash equivalents at the beginning of year	2,850	88	1	89	1	10	2,950

Cash and cash equivalents at year-end	3,708	193	(2)	191	—	9	3,908

(a)	Includes net sales of $6, operating income before depreciation of $3, operating profit of $3 and net income of $3 corresponding to Telecom Argentina USA.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net (loss) income
Year 2006:
March 31,	1,612	543	194	(182)	1

	1,612	543	194	(182)	1

Year 2005:
March 31,	1,237	507	141	175	152
June 30,	1,348	463	80	124	97
September 30,	1,472	510	125	(208)	637
December 31,	1,661	520	156	(397)	(159)

	5,718	2,000	502	(306)	727

14. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of March 31, 2006	As of December 31, 2005
ASSETS
Current Assets
Investments	7	8

Total current assets	7	8

Non-Current Assets
Investments	1,025	1,022

Total non-current assets	1,025	1,022

TOTAL ASSETS	$1,032	$1,030

LIABILITIES
Current Liabilities
Taxes payable	2	2

Total current liabilities	2	2

TOTAL LIABILITIES	$2	$2

SHAREHOLDERS’ EQUITY	$1,030	$1,028

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,032	$1,030

Statements of income:

	Three-month periods ended March 31,
	2006	2005
General and administrative expenses	$—	$(1)
Equity gain from related companies	2	153
Other expenses, net	(1)	—

Net income	$1	$152

Condensed statements of cash flows:

	Three-month periods ended March 31,
	2006	2005
Cash flows used in operating activities	$(1)	$(1)

Decrease in cash and cash equivalents	(1)	(1)
Cash and cash equivalents at the beginning of year	8	10

Cash and cash equivalents at period end	$7	$9

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	110	—	—	—	—	110
Building	1,503	—	—	1	—	1,504
Tower and pole	333	1	6	1	—	341
Transmission equipment	5,283	(*)3	8	3	(1)	5,296
Switching equipment	4,085	9	4	12	—	4,110
Power equipment	544	—	(1)	2	—	545
External wiring	5,971	—	—	6	—	5,977
Telephony equipment and instruments	897	—	2	4	—	903
Wireless handsets lent to customers at no cost	347	1	6	—	—	354
Vehicles	127	1	2	—	(2)	128
Furniture	110	1	1	—	—	112
Installations	320	—	2	1	—	323
Improvements in third parties buildings	28	—	—	—	—	28
Computer equipment	2,646	1	6	25	(5)	2,673
Work in progress	222	(**)121	2	(55)	—	290

Subtotal	22,526	138	38	—	(8)	22,694
Asset retirement obligations	21	—	—	—	—	21
Materials	94	(***)47	—	—	(11)	130

Total as of March 31, 2006	22,641	185	38	—	(19)	22,845

Total as of March 31, 2005	22,240	77	(8)	—	(15)	22,294

(*)	Includes $2 transferred from materials.
(**)	Includes $46 transferred from materials.
(***)	Net of $48 transferred to fixed assets.

	Depreciation						Net carrying value as of March 31, 2006	Net carrying value as of December 31, 2005
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—	—	—	—	110	110
Building	(731)	4 – 9	(15)	—	—	(746)	758	772
Tower and pole	(232)	7	(5)	(1)	—	(238)	103	101
Transmission equipment	(4,002)	10 –14	(99)	(5)	—	(4,106)	1,190	1,281
Switching equipment	(3,240)	10 –14	(68)	(1)	—	(3,309)	801	845
Power equipment	(406)	10	(10)	(1)	—	(417)	128	138
External wiring	(4,163)	6	(73)	—	—	(4,236)	1,741	1,808
Telephony equipment and instruments	(795)	10 –18	(11)	(4)	—	(810)	93	102
Wireless handsets lent to customers at no cost	(344)	50	(1)	(5)	—	(350)	4	3
Vehicles	(99)	20	(2)	(1)	2	(100)	28	28
Furniture	(91)	10	(1)	—	—	(92)	20	19
Installations	(263)	10 –25	(2)	(1)	—	(266)	57	57
Improvements in third parties buildings	(8)	2	(1)	—	—	(9)	19	20
Computer equipment	(2,297)	19 –33	(49)	(6)	5	(2,347)	326	349
Work in progress	—	—	—	—	—	—	290	222

Subtotal	(16,671)		(337)	(25)	7	(17,026)	5,668	5,855
Asset retirement obligations	(11)		(1)	—	—	(12)	9	10
Materials	—		—	—	—	—	130	94

Total as of March 31, 2006	(16,682)		(a) (338)	(25)	7	(17,038)	5,807	5,959

Total as of March 31, 2005	(15,345)		(b) (353)	4	2	(15,692)	6,602

(a)	Includes $(26) corresponding to the depreciation of capitalized foreign currency exchange differences.
(b)	Includes $(28) corresponding to the depreciation of capitalized foreign currency exchange differences.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the period
Software obtained or developed for internal use.	433	—	1	—	434
Debt issue costs	99	(c) 20	1	(69)	51
PCS license	662	—	—	—	662
Band B license (Paraguay)	136	—	11	—	147
Rights of use	88	—	—	—	88
Exclusivity agreements	98	—	—	(36)	62
Trademarks	8	—	—	—	8

Total as of March 31, 2006	1,524	20	13	(105)	1,452

Total as of March 31, 2005	1,472	—	(3)	—	1,469

	Amortization					Net carrying value as of March 31, 2006	Net carrying value as of December 31, 2005
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period
Software obtained or developed for internal use	(397)	(5)	(1)	—	(403)	31	36
Debt issue costs	(83)	(2)	(1)	69	(17)	34	16
PCS license	(71)	—	(1)	—	(72)	590	591
Band B license (Paraguay)	(113)	(4)	(9)	—	(126)	21	23
Rights of use	(27)	(1)	—	—	(28)	60	61
Exclusivity agreements	(64)	(1)	—	36	(29)	33	34
Trademarks	(5)	—	—	—	(5)	3	3

Total as of March 31, 2006	(760)	(a) (13)	(12)	105	(680)	772	764

Total as of March 31, 2005	(699)	(b) (13)	2	—	(710)	759

a)	An amount of $(10) is included in cost of services, $(1) in selling expenses and $(2) in financial results, net.
b)	An amount of $(11) is included in cost of services and $(2) in selling expenses.
c)	Corresponds to the consent fees and other related fees that will be paid by Telecom Argetina to the noteholders that voted the amendments to the Trust Agreement on the Noteholders’ Meeting held on March 27, 2006.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value		Number of securities	Net realizable value as of March 31, 2006	Cost value as of March 31, 2006	Book value as of March 31, 2006	Book value as of December 31, 2005
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond				—	—	—	12
Discount Peso Bond				—	—	—	15
Discount US$ Bond				—	—	—	13

Total government bonds				—	—	—	40

Mutual funds
Fondo 1784 Ahorro $ Clase A		$1.08	27,521,983	30	30	30	—
Optimum CDB $ Clase B		$1.59	12,668,469	20	20	20	—
Nuevo Renta $		$2.22	6,118,262	13	13	13	—
Premi$		$1.83	2,464,633	5	5	5	—
ROBLE$	$			—	—	—	5

Total mutual funds				68	68	68	5

Total current investments				68	68	68	45

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(d) Current investments

	Cost as of March 31, 2006	Book value as of
		March 31, 2006	December 31, 2005
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$742	$742	$319
In Argentine pesos	213	213	240

Total current investments	$955	$955	$559

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of March 31, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	101	18	—	(10)	109
Allowance for obsolescence	10	1	—	(2)	9
Allowance for doubtful accounts	6	3	—	—	9

Total deducted from current assets	117	22	—	(12)	127

Deducted from non-current assets
Valuation allowance of net deferred tax assets (c)	280	—	—	(16)	264
Allowance for doubtful accounts	10	1	—	—	11
Allowance for obsolescence	10	6	—	—	16

Total deducted from non-current assets	300	7	—	(16)	291

Total deducted from assets	417	(a) 29	—	(28)	418

Included under current liabilities
Provision for commissions	52	27	—	(28)	51
Provision for contingencies	58	—	10	(2)	66
Total included under current liabilities	110	27	10	(30)	117
Included under non-current liabilities
Provision for contingencies	247	28	(10)	—	265
Total included under non-current liabilities	247	28	(10)	—	265
Total included under liabilities	357	(b) 55	—	(30)	382

(a)	Includes $18 in selling expenses and $11 in other expenses, net.
(b)	Includes $27 in selling expenses and $28 in other expenses, net.
(c)	As of March 31, 2006 and December 31, 2005 this allowance is included in Taxes payable non-current.

Items	Opening balances	Additions	Reclassifications	Deductions	As of March 31, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104	9	—	(2)	111
Allowance for obsolescence	3	—	—	(2)	1
Impairment loss on the Argentina 2004 bond	56	—	—	(f) (3)	53

Total deducted from current assets	163	9	—	(7)	165

Deducted from non-current assets
Valuation allowance of net deferred tax assets (c)	695	—	—	(92)	603
Allowance for doubtful accounts	6	1	—	—	7

Total deducted from non-current assets	701	1	—	(g) (92)	610

Total deducted from assets	864	(d) 10	—	(99)	775

Included under current liabilities
Provision for commissions	14	7	—	(6)	15
Provision for contingencies	16	—	18	(1)	33

Total included under current liabilities	30	7	18	(7)	48

Included under non-current liabilities
Provision for contingencies	214	32	(18)	—	228

Total included under non-current liabilities	214	32	(18)	—	228

Total included under liabilities	244	(e) 39	—	(7)	276

(d)	Includes $9 in selling expenses and $1 in other expenses, net.
(e)	Includes $7 in selling expenses and $32 in other expenses, net.
(f)	Included in Financial results, net.
(g)	Included in Income tax.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(f) Cost of services

	Three-month periods ended March 31,
	2006	2005
Inventory balance at the beginning of the year	$113	$82
Plus:
Purchases	230	119
Holding results on inventories	(2)	(6)
Wireless handsets lent to customers at no cost (a)	(1)	(1)
Replacements	(3)	—
Cost of services (Note 15.h)	808	719
Less:
Inventory balance at period end	(158)	(113)

COST OF SERVICES	$987	$800

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Three-month periods ended March 31,
	2006	2005
Handsets
Net sales	$100	$50
Cost of sales	(179)	(81)

Gross loss from handsets	$(79)	$(31)

Services
Net sales	$1,512	$1,187
Cost of sales	(808)	(719)

Gross profit from services	$704	$468

TOTAL GROSS PROFIT	$625	$437

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of March 31, 2006				As of December 31, 2005
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	G	7,384	0.00052	4	3
Bank accounts	US$	1	3.08200	2	$7
		¥453	0.02623	12	12
	G	3,883	0.00052	2	1
Investments
Time deposits	US$	215	3.08200	664	244
	EURO	21	3.73630	77	73
	G	1,068	0.00052	1	2
Government bonds	US$	—		—	13
Accounts receivable
	US$	14	3.08200	42	35
	G	49,553	0.00052	26	26
Related parties	US$	1	3.08200	3	4
Other receivables
Prepaid expenses	US$	4	3.08200	12	—
	G	9,698	0.00052	5	—
Tax credits	G	—	—	—	2
Others	G	3,883	0.00052	2	1

Total assets				852	$423

Current liabilities
Accounts payable
Suppliers	US$	88	3.08200	272	$111
	G	10,373	0.00052	5	6
	EURO	5	3.73630	20	15
Deferred revenues	G	9,962	0.00052	5	5
Debt
Notes – Principal	US$	210	3.08200	648	521
	EURO	65	3.73630	244	168
		¥1,507	0.02623	40	28
Banks loans and others – Principal	US$	3	3.08200	10	9
Accrued interest	US$	33	3.08200	101	37
	EURO	10	3.73630	37	17
		¥92	0.02623	2	1
Derivatives	US$	14	3.08200	44	46
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,403	0.00052	1	1
Taxes payable
Income tax	G	15,535	0.00052	8	8
VAT	G	1,403	0.00052	1	1
Other liabilities
Other	US$	2	3.08200	5	3
	G	—	—	—	1
Non-current liabilities
Debt
Notes – Principal	US$	640	3.08200	1,974	2,060
	EURO	386	3.73630	1,442	1,448
		¥8,898	0.02623	233	240
Banks loans and others – Principal	US$	95	3.08200	294	299
Gain on discounting of debt	US$	(11)	3.08200	(35)	(38)
	EURO	(46)	3.73630	(173)	(193)
		¥(1,544)	0.02623	(40)	(46)
Derivatives	US	$2	3.08200	6	31
Taxes payable
Deferred tax liabilities	G	3,883	0.00052	2	2
Other liabilities
Deferred revenue on sale of capacity	US$	10	3.08200	32	32

Total liabilities				5,178	$4,813

(i)	US$ = United States dollars; SDR = Special drawing rights; G= Guaraníes; ¥ = Yen.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(h) Expenses

	Expenses			Fixed assets - Work in progress	Three-month period ended March 31, 2006
	Cost of services	General and administrative	Selling
Salaries and social security	$88	$34	$69	$1	$192
Depreciation of fixed assets	296	10	32	—	338
Amortization of intangible assets	10	—	1	—	11
Taxes	44	—	9	—	53
Turnover tax	62	—	—	—	62
Maintenance, materials and supplies	53	3	14	—	70
Transportation and freight	3	—	9	—	12
Insurance	1	1	1	—	3
Energy, water and others	11	2	1	—	14
Bad debt expense	—	—	18	—	18
Interconnection costs	37	—	—	—	37
Cost of international outbound calls	27	—	—	—	27
Lease of circuits	14	—	—	—	14
Rental expense	13	—	2	—	15
Fees for services	9	10	29	—	48
Advertising	—	—	37	—	37
Agent commissions and distribution of prepaid cards commissions	—	—	116	—	116
Other commissions	—	—	24	—	24
Roaming	35	—	—	—	35
Charges for TLRD	94	—	—	—	94
Others	11	4	5	—	20

Total	$808	$64	$367	$1	$1,240

	Expenses			Three--month period ended March 31, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$78	$26	$55	$159
Depreciation of fixed assets	311	8	34	353
Amortization of intangible assets	11	—	2	13
Taxes	28	1	8	37
Turnover tax	48	—	—	48
Maintenance, materials and supplies	45	3	11	59
Transportation and freight	3	1	5	9
Insurance	2	1	1	4
Energy, water and others	11	3	2	16
Bad debt expense	—	—	9	9
Interconnection costs	34	—	—	34
Cost of international outbound calls	25	—	—	25
Lease of circuits	8	—	—	8
Rental expense	10	1	3	14
Fees for services	10	7	12	29
Advertising	—	—	25	25
Agent commissions and distribution of prepaid cards commissions	—	—	55	55
Other commissions	—	—	17	17
Roaming	34	—	—	34
Charges for TLRD	52	—	—	52
Others	9	2	4	15

Total	$719	$53	$243	$1,015

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	194	—	—	—	—	—	—

Not due
Second quarter 2006	1,023	488	44	1,017	845	60	189	27
Third quarter 2006	—	8	7	—	20	8	—	5
Fourth quarter 2006	—	1	44	—	335	8	—	1
First quarter 2007	—	—	14	—	5	32	—	3
Apr. 2007 thru Mar. 2008	—	—	18	—	1,257	9	—	5
Apr. 2008 thru Mar. 2009	—	—	3	—	1,038	6	—	5
Apr. 2009 and thereafter	—	—	267	—	1,849	15	—	73
Not date due established	2	—	—	—	(248)	—	59	(4)

Total not due	1,025	497	397	1,017	5,101	138	248	115

Total as of March 31, 2006	1,025	691	397	(a) 1,017	5,101	138	248	115

Balances bearing interest	1,023	208	—	—	5,101	—	—	22
Balances not bearing interest	2	483	397	1,017	—	138	248	93

Total	1,025	691	397	1,017	5,101	138	248	115

Average annual interest rate (%)	4.99	(b)	—	—	(c)	—	—	—

(a)	Payables in kind amounted to $1.
(b)	$145 bear 50% over the Banco Nación Argentina notes payable discount rate and $63 bear 22.60%.
(c)	See Note 8.

16. Subsequent events

•	Mandatory absorption of losses accumulated of Telecom Argentina

As described in Note 9, as of December 31, 2005, Telecom Argentina qualified for mandatory reduction of its capital stock, according to the provisions of section 206 of the Argentine Companies Law.

In order to solve this situation, the Board of Directors proposed to its shareholders the absorption of accumulated losses as of December 31, 2005, for the amount of $633, using the aggregate Legal Reserve (in an amount of $277) and the amount of $356 from the Inflation Adjustment of Common Stock account. This absorption does not affect the total Shareholders’ equity and only represents a qualitative variation.

At the Shareholders’ Meeting held on April 27, 2006, the shareholders approved the absorption proposed by the Board of Directors and, as a consequence of this absorption the Shareholders’ equity of Telecom Argentina as of March 31, 2006 would be modified as follows:

	As of March 31, 2006	Absorption	Total amount after absorption
Common stock	$984	$—	$984
Inflation adjustment to common stock	3,044	(356)	2,688

Total Shareholders’ contributions	4,028	(356)	3,672

Legal reserve	277	(277)	—
Foreign currency translation adjustments	32	—	32
Accumulated deficit	(2,469)	633	(1,836)
Net income	3	—	3

Total Unappropriated results	(2,157)	356	(1,801)

Total Shareholders’ equity	$1,871	$—	$1,871

According to the provisions of the Argentine Companies Law, Telecom Argentina, having absorbed the Legal reserve in this mandatory absorption, will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and also refund the total amount of $277 corresponding to the Legal reserve.

•	Dividends paid by Publicom

The Shareholders’ Meeting of Publicom held on April 6, 2006, proposed to paid cash dividends, corresponding $4.5 to Telecom Argentina, which were paid in April 2006.

Oscar Carlos Cristianci
Chairman of the Board of Directors

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of March 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three month periods ended March 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Our review report on the consolidated financial statements of Nortel as of March 31, 2005, dated May 10, 2005, included observations related to:

i.	a departure from generally accepted accounting principles because the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. The Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation until September 30, 2003. The estimated effects of not having performed the restatement into constant pesos from April 1 through September 30, 2003 has been quantified by the Company and included in Note 3.c.

ii.	an uncertainty related to the effects of the suspension of principal and interest payments decided by the Board of Directors of Telecom Argentina S.A. (“Telecom”, a subsidiary controlled by Nortel) and the outcome of the restructurings of the financial indebtedness of Telecom, and the preparation of the consolidated financial statements as a going concern.

In connection with 3.i., as of March 31, 2006, this effect is no longer material to the consolidated financial statements of Nortel.

In connection with 3.ii., and as mentioned in Note 8 to the consolidated financial statements, this uncertainty has been resolved due to the completion of the restructuring process of Telecom, which occurred in August 2005. Accordingly, our observations on the consolidated financial statements as of March 31, 2005, related to the uncertainty mentioned in this paragraph, differ from such originally reported.

4.	Based on the work done and on our examination of Nortel’s consolidated financial statements for the years ended December 31, 2005 and 2004 on which we issued our report dated March 9, 2006 (with qualification as described in paragraphs 3.i. of this review report, only related to the financial statements as of December 31, 2004), we report that:

a)	the consolidated financial statements of Nortel as of March 31, 2006 and 2005, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA, consider all significant facts and circumstances which are known to us and we have no observations to make other than the one indicated in paragraph 3.i. of this review report (only related to the financial statements as of March 31, 2005);

b)	comparative information included in the accompanying consolidated balance sheets, derives from Nortel’s consolidated financial statements for the year ended December 31, 2005.

5. In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Nortel at March 31, 2006 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Summary of Activity on the financial statements on which, as regards those matters that are within our competence, we have no observations to make other than the one indicated in paragraph 3.i. of this review report (only related to the financial statements as of March 31, 2005);

d)	at March 31, 2006, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $ 8.452, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 10, 2006.

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Juan C. Grassi (Partner)
Juan C. Grassi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY OF ACTIVITY ON THE UNCONSOLIDATED FINANCIAL

STATEMENTS AS OF MARCH 31, 2006

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	The Company’s Shareholders’ meeting decisions

The Annual Ordinary Shareholders’ Meeting held on April 27, 2006 and the Special Meeting of Preferred Shares “A” and Preferred Shares “B” Shareholders held on April 27, 2006 approved, among other issues:

•	Fiscal year 2005, Annual Report and Financial Statements.

•	The Board of Director’s proposal that all of the negative retained earnings as of December 31, 2005 be carried forward.

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee (for the 18th fiscal year).

•	The auditing Committee’s budget for Fiscal Year 2006.

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

•	The Company’s results

The Company reached net gain of $1 million for the three-months period ended March 31, 2006 (“1Q06”). This gain was mainly generated by equity income from related companies.

2. The Telecom Group

The Telecom Group reached a consolidated net income of $3 million for 1Q06.

During 1Q06, consolidated net revenues increased by 30% ($375 million) when compared to the first quarter of fiscal year 2005 (“1Q05”), fueled by the expansion of the cellular and broadband businesses. Operating profit before depreciation and amortization increased by 7% or $35 million, although decreasing as a percentage of net revenues from 41% to 34%. In the context of the important expansion of cellular business, higher subscriber acquisition costs were registered. This effect, together with an inflationary macroeconomic scenario, negatively affected consolidated margins.

Net income ($3 million) was affected by a loss in Financial results of $182 million (as compared to earnings of $175 million in 1Q05). The reversion of financial results is mainly due to foreign exchange fluctuations, partially offset by lower financial expenses.

•	Consolidated net revenues

Consolidated net revenues for 1Q06 totaled $1,612 million, an increase of $375 million or 30%, compared with $1,237 million for 1Q05, mainly as a consequence of the increase in revenues generated by the cellular business and Internet.

The evolution of the consolidated net revenues for the different activities was as follows:

Fixed telephony (Voice, data and Internet)

•	Voice

Monthly charges increased by $11 million or 7%, as compared to 1Q05, reaching $176 million, mainly due to the increase in lines in service of 4%, which reached approximately 3,966,000. This was reached without registering any increase in regulated tariffs.

Local measured service revenues totaled $124 million, meanwhile Domestic Long Distance (“DLD”) revenues decreased to $107 million, despite overall traffic volume in minutes increased by approximately 1% since 1Q05.

Revenues generated by international telephony reached $60 million (an increase of $5 million or 9%) due to an increase in outgoing traffic and sales of other services, partially offset by lower prices.

Interconnection revenues increased by $13 million or 23%, to $69 million. The most dynamic item was the mobile traffic transported and/or terminated in Telecom’s fixed line network.

•	Data transmission and Internet

Revenues generated by Data transmission and Internet amounted to $130 million, increasing by $21 million, or 19%, as a consequence of more ADSL access connections. This was driven by active commercial policies and larger service coverage.

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

As of March 31, 2006, total lines with ADSL connection amounted to 244,000 (an increase of 108,000 or 79%), equivalent to 6.2% of lines in service. Broadband ISP subscribers totaled approximately 186,000 (an increase of 107%), where most of them are connected to Telecom Argentina fixed lines. Dial-up customers decreased to 111,000 (a decrease of 26%) as a consequence of migrations toward broadband services.

•	Cellular Telephony

The cellular market in Argentina maintained its expansion during 1Q06, where an increase in penetration was achieved and the offer of value-added services and handsets was improved.

In this context, the subscriber base of Personal in Argentina reached approximately 6,351,000 as of March 31, 2006, 2,128,000 customers more than those registered as of March 31, 2005 (an increase of 50%). This increase was fueled by a significant growth of subscribers operating with GSM technology, which at the end of 1Q06 represented 73% of the customer base.

As of March 31, 2006, approximately 64% of the overall subscriber base were prepaid and 36% were postpaid customers (including clients of “Cuentas Claras,” a hybrid prepaid/postpaid product). As of March 31, 2005, these percentages were 72% and 28%, respectively. This change in the subscriber mix was a result of the commercial strategy of Personal to focus on high-value customers following current market conditions.

Total traffic measured in minutes increased 39% vs. 1Q05. SMS traffic (outgoing messages) increased from an average of 135 million per month during 1Q05 to an average of 440 million per month during 1Q06 (an increase of 225%).

In this context, Personal’s revenues in Argentina reached $811 million, increasing $305 million or 60% as compared to 1Q05. This variation is mainly due to an increase in the subscriber base, and higher traffic and handset sales.

In spite of the prevailing strong competition, the average monthly revenue per customer in Argentina (“ARPU”) increased to $37 or 7% vs. 1Q05, driven by consumption and higher use of value-added services, specially SMS.

Nucleo, Personal’s subsidiary, leader in cellular business in Paraguay, generated revenues of $68 million during 1Q06. This represents an increase of 55% when compared to 1Q05.

As of March 31, 2006, Nucleo had approximately 690,000 customers, which represents an increase of 6% from December 31, 2005 or of 29% from 1Q05. Prepaid and postpaid customers (including mixed products) represented 82% and 18%, respectively. Fifty percent of those subscribers were already GSM (vs. 43% at the end of fiscal year 2005).

Directories publishing

Publicom sales reached $1 million in 1Q06, evidencing the seasonality of the business. Notwithstanding, advertising contracts as of March 31, 2006 were 3% higher than those of the same period of fiscal year 2005.

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for 1Q06 increased by $322 million, or 30%, to $1,418 million.

•	Investments

The total amount of $138 million invested in fixed assets during 1Q06 was evenly shared among the fixed line business (including data and internet) and the cellular business.

•	Other matters

General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina

At the Shareholders’ Meeting held on April 27, 2006, shareholders approved the allocation to the absorption of losses accumulated as of December 31, 2005, the aggregate Legal Reserve (in an amount of $277 million) and the amount of $356 million from the Inflation Adjustment of Common Stock account, thus transferring the negative balance of $1,836 million to fiscal year 2006.

In addition, shareholders at this Meeting granted to the Board of Directors the power to convert up to 41,339,464 ordinary Class “C” Shares into the same amount of Class “B” Shares. This conversion can be made in one or more times following the procedure defined at the Meeting.

General Extraordinary Noteholders Meeting

Telecom Argentina implemented certain modifications to the Indenture governing Series A and B Notes after obtaining the approval of Noteholders at the Extraordinary Meeting held on March 27, 2006. Modifications referred to the elimination of restrictions

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

on Capital Expenditures for Personal as well as the elimination of Telecom Argentina’s obligation to reinvest in Personal any dividend or distribution payment received from that subsidiary.

3. Summary comparative consolidated balance sheets

	As of March 31,
	2006	2005	2004	2003	2002
Current assets	2,039	4,745	3,483	2,414	3,702
Non current assets	6,884	7,596	8,734	10,344	15,142

Total assets	8,923	12,341	12,217	12,758	18,844

Current liabilities	2,672	10,018	10,548	10,623	7,133
Non current liabilities	4,329	1,481	317	365	10,504

Total liabilities	7,001	11,499	10,865	10,988	17,637

Minority interest	892	393	629	805	543
Shareholders’ equity	1,030	449	723	965	664

Total liabilities, minority interest and Shareholders’ equity	8,923	12,341	12,217	12,758	18,844

4. Summary comparative consolidated statements of operations

	Three-month periods ended March 31,
	2006	2005	2004	2003	2002
Net sales	1,612	1,237	1,017	851	1,373
Operating costs	(1,418)	(1,096)	(953)	(876)	(1,305)

Operating income (loss)	194	141	64	(25)	68
Equity gain (loss) from related companies	6	7	—	—	(5)
Amortization of goodwill	—	—	—	—	(4)
Financial results, net	(182)	175	95	961	(5,470)
Other expenses, net	(43)	(37)	(31)	(22)	(48)
Loss on debt restructuring	—	(8)	—	—	—

Net income (loss) before income tax and minority interest	(25)	278	128	914	(5,459)
Income tax benefit (expense), net	32	1	(4)	1	1,699
Minority interest	(6)	(127)	(57)	(418)	1,719

Net income (loss)	1	152	67	497	(2,041)

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5. Statistical data (in physical units)

•	Fixed telephone service

March 31,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Installed lines	3,855,435	27,288	3,807,659	4,653	3,800,819	734	3,802,524	60	3,802,042	1,984
Lines in service (a)	3,966,317	16,406	3,818,479	28,181	3,673,546	17,687	3,559,917	(30,367)	3,745,815	(145,985)
Customers lines	3,637,224	12,192	3,506,145	21,751	3,380,026	18,685	3,266,389	(27,563)	3,441,574	(142,048)
Public phones installed	82,032	(739)	83,423	(424)	80,674	547	79,340	(472)	79,209	(2,967)
Lines in service per 100 inhabitants (b)	20.8	—	20.2	0.1	19.6	—	19.2	(0.2)	20.4	(0.8)
Lines in service per employee	348	1	339	3	320	—	322	(1)	336	(24)

(a)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)	Corresponding to the northern region of Argentina.

•	Cellular telephone service

Personal

March 31,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	2,304,000	192,000	1,185,000	181,000	553,000	70,000	427,000	(36,000)	647,000	(76,000)
Prepaid subscribers	4,047,000	9,000	3,038,000	207,000	2,300,000	179,000	1,809,000	80,000	1,461,000	48,000

Total subscribers	6,351,000	201,000	4,223,000	388,000	2,853,000	249,000	2,236,000	44,000	2,108,000	(28,000)

Nucleo

March 31,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	123,000	3,000	98,000	4,000	82,000	3,000	72,000	(1,000)	74,000	3,000
Prepaid subscribers	567,000	37,000	437,000	29,000	453,000	5,000	444,000	(1,000)	468,000	38,000

Total subscribers	690,000	40,000	535,000	33,000	535,000	8,000	516,000	(2,000)	542,000	41,000

•	Internet

March 31,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Dial Up subscribers	111,000	(7,000)	143,000	(2,000)	151,000	1,000	150,000	8,000	159,000	(50,000)
ADSL subscribers	250,000	24,000	136,000	9,000	80,000	9,000	47,000	4,000	33,000	4,000

Total subscribers	361,000	17,000	279,000	7,000	231,000	10,000	197,000	12,000	192,000	(46,000)

6. Consolidated ratios

March 31,	2006	2005	2004	2003	2002
Liquidity (1)	0.76	0.47	0.33	0.23	0.52
Solvency (2)	0.27	0.07	0.12	0.16	0.07
Locked up capital (3)	0.77	0.62	0.71	0.81	0.80

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest /Total liabilities.
(3)	Non current assets/Total assets.

7. Outlook

From the economic point of view, during this first quarter Argentina’s economy showed that the expanding phases of previous periods continue during fiscal year 2006. The indicators of consumption, production and on economic activity in general, again showed important inter-annual increases. It is clear that the telecommunications industry will face another year of open expansion due to the economic context. However, this economic growth is taking place in an inflation context. Price indicators continued to show increases higher than those shown in previous quarters, with a certain downward turning. Economic and monetary authorities think this fact is of main concern, and have taken specific action (such as specific agreements) to counterbalance this effect and achieve a deceleration in price evolution. For some quarters now, inflation evolution has been of main concern, not only for the national authorities but also for the private sector and the public in general. On the other hand, the National Government continues to show high levels of fiscal surplus, mainly due to a growth in tax collection and to an adequate expenditure. It should be noted that the latter has shown an increase due to the fact that both the passive and the public sector were granted wage increases.

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

With respect to the operations of the Telecom Group, the fixed-line business continued to register increases in the number of lines in service and levels of traffic and ADSL connections, but the incremental costs caused by the inflationary effect affected the margin of the business. However, Telecom Argentina continues with a higher level of operating profit.

The cellular business continued with the sustained growth of the customer base and the levels of traffic, although the market environment is highly competitive. This implied a substantial growth in sales and an increase in commercial costs, mainly vendor commissions and handset subsidies, although this permitted to capture a higher number of customers, but affected the margin of the business.

With respect to the financial debt, and due to the completion of the restructuring process and the effective generation of funds, Telecom has reduced its financial debt significantly. This fact allowed Telecom Argentina to achieve the coverage and leverage ratios generally accepted in this region and this industry.

Finally, on March 6, 2006 Telecom Argentina subscribed a Letter of Understanding with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) on behalf of the Argentine government. This Letter is the final step of the process of renegotiation of the agreements with the Argentine Government.

The strategies adopted by Telecom Argentina together with the closing of the renegotiation of the agreements with the Argentine Government process were the necessary step so the Telecom Group could continue to work hard in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow to address the increasing demand of the telecommunications market. This will allow Telecom Argentina to continue undertaking important investment projects in areas and services that have the potential to contribute a substantial increase in the generation of operating cash flow of the Telecom Group. Telecom Argentina expects that such actions will result in the improvement in the levels of profitability.

Oscar Carlos Cristianci
Chairman of the Board of Directors

V

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 2, 2006	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager